

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 20, 2008

Victor M. Perez
Chief Financial Officer
Allis-Chalmers Energy, Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056

> **Re:** **Allis-Chalmers Energy, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-4**
> **Filed June 9, 2008**
> **File No. 333-146638**
>
> **Annual Report on Form 10-K for the**
> **Fiscal Year Ended December 31, 2007**
> **File No. 1-02199**
> **Filed March 7, 2008**
>
> **Amendment No. 1 to Annual Report on 10-K for the**
> **Fiscal Year Ended December 31, 2007**
> **File No. 1-02199**
> **Filed April 29, 2008**

Dear Mr. Perez:

We have limited the review of your amended filings to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

S-4/A

General

1. Please file all missing exhibits. In this regard, we note the tax legality opinions have not been filed.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 33

2. Please expand your consolidated and segment results of operations discussion to provide greater insight into the underlying reasons for variances, and guidance on whether or not the results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Additionally, when you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. Please refer to FRC Section 501.04 and .12.

Notes to Consolidated Financial Statements

Note 12 Condensed Consolidated Financial Information, page 80

3. We note the condensed consolidating statements of cash flows for the year ended December 31, 2006 on page 87 has been labeled as unaudited. Please tell us why you have labeled this statement as unaudited, and why you believe this presentation complies with the requirements of Rule 3-10 of Regulation S-X.

10-K/A

Executive Compensation, page 7

Compensation Discussion & Analysis, page 7

Annual Incentive Compensation, page 10

4. In your discussion of the annual incentive bonus, you disclose that consideration is given to "specified earnings guidance" and the completion of "individual goals pertaining to specified job responsibilities". Please identify the financial and non-financial goals or targets established for fiscal 2007 that were used to determine your named executive officers' incentive compensation. To the extent you believe disclosing the targets would

result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 with any questions on the accounting comments. Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: H. Havre, Esq.
       (713) 238-7279
       M.Duru
       M.Wojciechowski
       J.Davis
       H. Roger Schwall